ARGENTEX MINING CORPORATION

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To our shareholders,

Our annual general meeting of shareholders will be held at the office of our law firm, Clark Wilson LLP, located at Suite 900, 885 West Georgia Street, Vancouver, British Columbia V6C 3H1, Canada, on Tuesday, November 19, 2013, at the hour of 11:00 a.m. (Pacific time) for the following purposes:

1.	To receive our audited financial statements for the financial year ended January 31, 2013, together with the auditors’ report on those financial statements;

2.	To set the number of directors;

3.	To elect directors;

4.	To appoint the auditor and to authorize the directors to fix the auditor’s remuneration;

5.	To consider, and if thought appropriate, to re-approve the 2012 stock option plan; and

6.	To transact such other business as may properly come before the meeting and any adjourned or postponed meeting.

Our board of directors has fixed the close of business on October 15, 2013 as the record date for the determination of the shareholders entitled to notice of, and to vote at, the meeting or any adjourned or postponed meeting. Only the registered shareholders on the record date are entitled to vote at the meeting or any adjourned or postponed meeting.

Whether or not you plan on attending the meeting, we ask that you vote by proxy by following the instructions provided in the enclosed proxy card as promptly as possible. If your shares are held of record by a broker, bank, or other nominee, please follow the voting instructions sent to you by your broker, bank, or other nominee in order to vote your shares.

Even if you have voted by proxy, you may still vote in person if you attend the annual general meeting. Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the meeting, you must obtain a valid proxy issued in your name from that record holder.

By Order of the Board of Directors

“Michael Brown”
Michael Brown
President and Chief Executive Officer
October 15, 2013